Change to Director's Appointment Date

Released : 22.03.2017 09:09

RNS Number : 1880A
Rio Tinto PLC
22 March 2017

Simon Henry  effective date of appointment as Rio Tinto director

22 March 2017

Rio Tinto announced on 10 February 2017 that Mr Simon Henry would join the board of Rio Tinto on 1 July 2017. Rio Tinto is now pleased to confirm that the effective date of Mr Henry's appointment has been brought forward and he will be appointed a director with effect from 1 April 2017.

Steve Allen	Tim Paine
Company Secretary	Joint Company Secretary

Rio Tinto plc	Rio Tinto Limited
6 St James's Square	120 Collins Street
London SW1Y 4AD	Melbourne 3000
United Kingdom	Australia

T +44 20 7781 2058	T +61 3 9283 3333
Registered in England	Registered in Australia
No. 719885	ABN 96 004 458 404

This information is provided by RNS
The company news service from the London Stock Exchange

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